(212) 701-3139

January 9, 2006

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549-7010

Re:	Koppers Holdings Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 16, 2005

File No. 333-128250

Dear Ms. Long:

Koppers Holdings Inc. (formerly known as KI Holdings Inc.) (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (File No. 333-128250) (the “Registration Statement”). The amendment sets forth the Company’s responses to the comments contained in your letter dated December 14, 2005 relating to the Registration Statement. Four clean

Pamela Long

Assistant Director

January 9, 2006

copies of Amendment No. 3, and four copies which are marked to show changes from Amendment No. 2 to the Registration Statement, are enclosed for your convenience with three copies of this letter. Page references in the responses are to pages in the marked copy of Amendment No. 3.

Set forth below are the comments of the staff of the Commission (the “Staff”) contained in your letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure.

General

1.	We reissue prior comment 1. As previously requested, please file on EDGAR the pricing, selling shareholder, and dividend information in your next amendment. We will need sufficient time to process this information and we may issue additional comments.

The Company has complied with this comment by including the pricing, selling shareholder and dividend information in Amendment No. 3.

2.	Please update your disclosure to include the dividend you issued in December.

The Company has complied with this comment by revising pages 27, 28, 29, 44 and 47 of Amendment No. 3.

Gatefolds

3.	Please tell us whether the pictures of products are your finished products or the finished products of third parties that contain components of your products. If they are not your finished products, please delete. Similarly, please delete any pictures of locations that are not owned or leased by you.

The Company has revised the artwork to identify those products which are finished products of the Company and those which are finished products of third parties containing components of Company products.

Summary, page 1

4.	We note your response to prior comment 7. As we previously commented and discussed telephonically, the discussion of industry overview and your strengths is not appropriate for the Summary section. We note that you have included this information elsewhere in the prospectus. Please delete. In addition, under risks related to your business strategy, define what you mean by “free cash flow.”

Consistent with the Company’s Thursday, December 22, 2005 telephonic conversation with the Staff, the Company has retained the industry overview and strength sections of the Summary section in Amendment No. 3.

Pamela Long

Assistant Director

January 9, 2006

Risk Factors, page 12

You may not receive dividends …, page 22

5.	Describe the consequences to the company or investors if you paid dividends in violation of Pennsylvania law.

The Company has complied with this comment by revising pages 22-23 of Amendment No. 3.

Dividend Policy, page 29

6.	We reissue prior comment 20. Please disclose all the omitted information in this section. We may have additional substantive comments once you have completed the missing information.

The Company has complied with this comment by revising pages 28-29 of Amendment No. 3.

7.	We note your response to prior comment 21. However, despite the fact that dividends will be payable at the discretion of the board of directors and are not guaranteed, we believe that disclosure of a proposed dividend rate will likely influence an investor’s decision on whether to purchase your common stock. Therefore, we continue to believe that the disclosures we previously requested may be necessary in order to provide investors with adequate information to assess your ability to pay dividends. Alternately, you may delete all references to an expected amount of dividends to be paid from the registration statement and any selling materials.

As discussed with the Staff during the Company’s Thursday, December 22, 2005 telephonic conversation with the Staff and as demonstrated by the revised Dividend Policy provided to the Staff, the proposed dividend amount would represent only approximately 4.5% of the offering price of the shares and only approximately 26% of the Company’s approximately $54.2 million of operating cash flows for the twelve months ended September 30, 2005 after giving effect to the offering and the use of proceeds there from. Furthermore, the Company will be using the proceeds from this offering to redeem debt securities; the reduction in cash interest expense as a result of the redemption is expected to provide a substantial majority of the proposed annual dividend payments. Accordingly, the Company believes that the proposed dividend rate does not represent a significant amount to the Company and, therefore, disclosure of forward-looking information about cash available for distributions in accordance with Section II(A)—“Dividend Policy Disclosures” of the Staff’s December 1, 2005 “Current Accounting and Disclosure Issues in the Division of Corporate Finance” is not required. The Company discloses that declaration and payment of dividends is at the discretion of the Company’s Board of Directors and that the Board of Directors may decrease or discontinue payment of dividends.

8.	We note your response to prior comment 22. Explain what you mean by “excess cash.” How will the board determine whether to pay dividends of out “excess cash” versus using borrowings? What was the policy for paying out recent dividends from borrowings? Quantify the increase in your amended credit facility to account for the payment of dividends.

The Company has complied with this comment by revising pages 28-29 of Amendment No. 3.

9.	We note your response to prior comment 23. Please describe in detail the covenant restrictions in your indentures and their potential impact on your

Pamela Long

Assistant Director

January 9, 2006

ability to pay dividends at the rates identified. For example, what are the formulas for the restricted payments covenants in the indentures? Explain in greater detail the other restricted payments that can affect the cash available to pay dividends. Provide sufficient information so that investors would be able to calculate this information.

The Company has complied with this comment by revising pages 28-29 of Amendment No. 3.

10.	We note your response to prior comment 24. You disclose that you expect to pay dividends; however, you include a risk factor that you may not pay dividends because of restrictions imposed by Pennsylvania law. Expand the disclosure to more completely describe your analysis to reach the conclusion that you could pay dividends at the rates identified. For example,:

•	Did you receive a valuation report?

•	If so, describe the contents of the valuation report.

•	Provide your analysis and quantify how you determined that you can pay dividends under Pennsylvania law.

The Company advises the Staff that it has not received a specific valuation report upon which the board of directors will base its determination on whether or not the Company can issue a dividend under Pennsylvania law. The Company has complied with this comment by clarifying the disclosure on page 29 of Amendment No. 3 to indicate how the board of directors will determine that it can pay a dividend under Pennsylvania law.

11.	It appears that the valuation report is important to an investor in determining your ability to pay dividends. Please file this report as an exhibit or provide us your analysis of why this is not material to investors.

The Company advises the Staff that there is no such valuation report and the Company has clarified the disclosure on page 29 of Amendment No. 3.

12.	We reissue prior comment 25. Disclose whether the board contemplates paying out all excess cash. If not, clarify what the rate is based on. Fully address the potential long-term implications for your business and financial condition arising from paying out cash. We may have additional comments after we review your response.

The Company advises the Staff that the decision to pay out dividends is based solely on the discretion of the Company’s Board of Directors. The Board has not established a formula to determine the amount of the Company’s excess cash to be paid out as dividends.

Pamela Long

Assistant Director

January 9, 2006

13.	We note your response to prior comment 26. Clearly address the potential necessity of using borrowings to fund dividends. Discuss these assumptions and considerations in your Management’s Discussion and Analysis of Financial Condition and Results of Operations as well, to the extent that they represent known material trends, demands, commitments and uncertainties, or are otherwise material to an understanding of your business, results of operations and financial condition.

The Company has complied with this comment by revising page 28 of Amendment No. 3.

Employees and Employee Relations, page 67

14.	We note your response to prior comment 34. Please update your disclosure regarding the status of the labor contracts that expire in 2005.

The Company has complied with this comment by revising page 71 of Amendment No. 3.

Principal and Selling Stockholders, page 82

15.	We reissue prior comment 39. Please identify the selling shareholders and the shares they are offering.

The Company has complied with this comment by revising page 88 of Amendment No. 3.

Shares Eligible for Future Sale. page 96

16.	We reissue prior comment 42. Quantify the number of shares that are eligible for future sale under each subheading.

The Company has complied with this comment by revising page 97 of Amendment No. 3.

Financial Statements

Note 1—Significant Accounting Policies, Revenue Recognition, page F-26

17.	We note your response to prior comment 46. Please revise your revenue recognition policy and disclosures under critical accounting policies to address

Pamela Long

Assistant Director

January 9, 2006

the factors that resulted in you concluding that your revenue recognition policy for bill and hold arrangements is appropriate and quantify the amount of revenue you recognized related to these arrangements during the periods presented. In addition, please confirm that service revenues did not exceed 10% of total revenues for the years ended December 31, 2003 and 2002.

The Company has complied with this comment by revising pages 51 and F-29 of Amendment No. 3. The Company confirms that the service revenues did not exceed 10% of total revenues for the years ended December 31, 2003 and 2002.

Note 9—Environmental and Other Matters, page F-12 and Note 8—Commitments and Contingencies, page F-43

18.	We note your response to prior comment 47. Please confirm to us that there are no other significant limitations under the indemnification agreement with Beazer East that should be disclosed. Also, please provide us a copy of the indemnity extension.

The Company confirms that there are no other significant limitations under the indemnification agreement with Beazer East that should be disclosed. Enclosed is a copy of the Amendment and Restatement to Article VII of the Asset Purchase Agreement (incorporated by reference to respective exhibits to the Koppers Inc. Form 10-Q for the quarter ended June 30, 2004).

19.	In light of the potential materiality of the legal and environmental matters that you disclose and discuss, it appears to us that you should revise your disclosures under critical accounting policies to quantify the impact of these estimates on your financial statements for each period presented by providing separate roll-forwards of your accruals related to these matters and you should address the specific facts and circumstances that impacted your estimates during each period presented.

The Company has complied with this comment by revising pages 52-53, F-49 and F-52 of Amendment No. 3.

Note 9—Operations by Business Segment, page F-48.

20.	We note your response to prior comment 49. However, your conclusion that CM&C-US, CM&C-Australia and CM&C-Europe are not operating segments appears inconsistent with the internal reports you provided and the provisions of paragraph 10 of SFAS 131. As previously requested, please demonstrate to us how your current presentation complies with paragraph 17 of SFAS 131.

As discussed and agreed to with the Staff during the Company’s Thursday January 5, 2006 and Friday January 6, 2006 telephonic conversations with the Staff, CM&C-US,

Pamela Long

Assistant Director

January 9, 2006

CM&C-Australia and CM&C-Europe are not reportable operating segments under SFAS 131. The Company has revised pages 41-42 of Amendment No. 3 to include more disclosure on its geographic operations.

Exhibits

21.	We reissue prior comment 50. Please file a statement on computation of per share earnings. See Item 601(b)(11) of Regulation S-K.

The Company has complied with this comment by filing a statement on computation of per share earnings as Exhibit 11.1 to the Registration Statement.

Exhibit 5.1—Legal Opinion

22.	Please include the number of shares being registered.

The Company has complied with this comment by filing a revised Exhibit 5.1.

23.	You cannot assume that “the Pricing Committee of the Board of Directors of the Company which has been appointed by the Board of Directors of the Company in connection with the issuance of the Primary Shares will have taken the action necessary to set the sale price of the Primary Shares prior to the issuance by the Company thereof.” Please delete.

The Company has complied with this comment by filing a revised Exhibit 5.1.

24.	In the penultimate paragraph, either delete the last sentence or refile an opinion on the day you want the registration statement to go effective.

The Company has complied with this comment by filing a revised Exhibit 5.1.

Comments or questions regarding any matters with respect to the Registration Statement may be directed to the undersigned at (212) 701-3139 or Brian Kelleher at (212) 701-3447.

Very truly yours,

/s/ Michael J. Ohler

Pamela Long

Assistant Director

January 9, 2006

cc:	Walter W. Turner
Brian H. McCurrie
Steven R. Lacy, Esq.
Richard E. Farley, Esq.
Brian S. Kelleher, Esq.
Sean R. Tierney, Esq.